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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*

                          NETLIVE COMMUNICATIONS, INC.
                                (Name of Issuer)

                         COMMON STOCK, $.0001 PAR VALUE
                         (Title of Class of Securities)

                                  [641142104]
                                 (CUSIP Number)

                               LAURENCE M. ROSEN
                            94 HUDSON STREET, APT. 3
                           HOBOKEN, NEW JERSEY 07030
                                 (201) 792-2318
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               DECEMBER 19, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

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CUSIP No. 641142104               SCHEDULE 13D

===============================================================================
 1          NAME OF REPORTING PERSON
            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Laurence M. Rosen
-------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [ ]
                                                                     (b) [ ]
-------------------------------------------------------------------------------
 3          SEC USE ONLY
-------------------------------------------------------------------------------

 4          SOURCE OF FUNDS

            Not Applicable

-------------------------------------------------------------------------------
 5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)

            Not Applicable
-------------------------------------------------------------------------------
 6          CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.A.
-------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

                            678,898*
      NUMBER OF     -----------------------------------------------------------
       SHARES         8     SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY              -0-
        EACH        -----------------------------------------------------------
      REPORTING       9     SOLE DISPOSITIVE POWER
       PERSON
        WITH                678,898*
                    -----------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER

                            -0-
-------------------------------------------------------------------------------
 11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            678,898*
-------------------------------------------------------------------------------
 12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11) EXCLUDES CERTAIN
            SHARES  [ ]
-------------------------------------------------------------------------------
 13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            22.8%
-------------------------------------------------------------------------------
 14         TYPE OF REPORTING PERSON
            IN
===============================================================================

* Assumes the exercise in full of all 330,648 stock options held by the Reporting Person, none of which are presently exercisable.

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ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D relates to shares of Common Stock, $.0001 par value per share (the "Common Stock"), of NetLive Communications, Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices located at 584 Broadway, New York, New York 10012. The reporting date (the "Reporting Date") with respect to the transactions covered hereby is December 19, 1996.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) Laurence M. Rosen.

         (b) 94 Hudson Street, Apt. 3, Hoboken, New Jersey 07030.

         (c) President and Chief Executive Officer of the Issuer.

         (d) Mr. Rosen has not been convicted in a criminal proceeding during the last five years.

         (e) Mr. Rosen has not been a party to any civil proceeding of the type described in Item 2(e) during the last five years.

         (f) Mr. Rosen is an American Citizen.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         See Item 4 below.

ITEM 4.  PURPOSE OF TRANSACTION.

         On the Reporting Date, Mr. Rosen entered into a certain Rescission Agreement (the "Rescission Agreement") with Andrew J. Schwartz, an officer of the Issuer, relating to a certain Mutual Stock Transfer Agreement, dated as of March 10, 1996, between such parties (the "March Agreement"). Under the March Agreement, Mr. Rosen had purchased 90,412 shares of Common Stock of the Issuer from Mr. Schwartz in exchange for Mr. Rosen's delivery of 519.5 shares of common stock of NetStar Communications, Inc., a New Jersey corporation ("NetStar"), and Mr. Rosen's promissory note in the principal amount of $190,000. Pursuant to the Rescission Agreement, the parties agreed to unwind the March Agreement because of the dissolution of NetStar and the increased involvement of Mr. Schwartz with the Issuer. As a result, Mr. Schwartz returned the canceled $190,000 promissory note $12,538, representing the proceeds received by Mr. Schwartz relating to the 519.5 shares of NetStar (which had been liquidated in the interim), and Mr. Rosen conveyed the 90,412 shares of Common Stock of the Issuer back to Mr. Schwartz.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) and (b) The Reporting Person has reason to believe that, as of the Reporting Date, the Issuer had 2,650,000 shares of Common Stock issued and outstanding. Accordingly, after the transaction described in Item 4 above was consummated, the Reporting Person was the

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beneficial owner of an aggregate of 678,898 shares of Common Stock, comprised of 348,250 shares of Common Stock and stock options exercisable over various period to acquire an aggregate of 330,648 shares of Common Stock. None of such stock options is currently exercisable and the exercise price thereof ranges from $2.50 to $5.50 per share.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         A copy of the above-described Rescission Agreement is annexed as
Exhibit 1 to this Statement.

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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                        2/5/97
                                            ----------------------------------
                                            (Date)

                                            /s/ Laurence M. Rosen
                                            ----------------------------------
                                            Laurence M. Rosen



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                                 EXHIBIT INDEX
                                TO SCHEDULE 13D
                                ---------------

Exhibit                                                               Page No.
-------                                                               --------
   1                                                                     7





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                              RESCISSION AGREEMENT

         This Rescission Agreement (the "Agreement") is made and dated December 19, 1996 by and between Andrew J. Schwartz ("Schwartz") and Laurence M. Rosen ("Rosen"), (Schwartz and Rosen being collectively referred to herein as the "Parties")


                                  WITNESSETH:
                                  -----------

         WHEREAS, the Parties jointly executed a Mutual Stock Transfer Agreement, dated March 10, 1996 (the "Stock Transfer Agreeement"), wherein Rosen transferred 519.5 shares in NetStar Communications, Inc., a New Jersey corporation ("NetStar"), and issued a Promissory Note in the amount of $190,000 to Schwartz, and Schwartz transferred 108 shares in NetLive Communications, Inc., a Delaware corporation ("NetLive") to Rosen (NetStar and NetLive being collectively referred to herein as the "Companies");

         WHEREAS, subsequent to the Mutual Stock Transfer Agreement, NetLive underwent a 837.14 for one stock split such that the 108 shares transferred from Schwartz to Rosen are now equivalent to 90,412 shares;

         WHEREAS, also subsequent to the Mutual Stock Transfer Agreement, NetStar was dissolved and liquidated and $12,538 was distributed to Schwartz under such liquidation for the 519.5 shares of NetStar that Schwartz previously received from Rosen;

         WHEREAS, the Parties mutually wish to abrogate, cancel and void the Stock Transfer Agreement so as to restore the Parties to the relative positions that they would have occupied had no Stock Transfer Agreement been made;

         NOW, THEREFORE, in consideration of the promises and the covenants contained herein and other good and valuable consideration, the parties agree as follows:

                                       I.

    I.1Transfer of NetStar Liquidation Proceeds. Subject to the terms and conditions set forth herein, Schwartz hereby agrees to transfer to Rosen, and Rosen agrees to accept from Schwartz, the sum of $12,538, such amount being equal to distribution in liquidation from 519.5 shares of NetStar. The funds being transferred to Rosen hereunder is collectively referred to herein as the "NetStar Funds".

    I.2 Promissory Note. Subject to the terms and conditions set forth herein, Schwartz hereby agrees cancel and forgive the Promissory Note in the amount of $190,000 executed on March 10, 1996 by Rosen in favor of Schwartz (the "Note").

    I.3 Transfer of NetLive Common Stock. Subject to the terms and conditions set forth herein, Rosen hereby agrees to transfer to Schwartz, and Schwartz agrees to accept from Rosen, 90,412 shares of the Common Stock of NetLive. The Common Stock being transferred to Rosen hereunder is collectively referred to herein as the "NetLive Securities".

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                                      II.

         Representations and Warranties of the Parties. The Parties hereby represent and warrant as follows:

    II.1 No Conflict With Other Agreements, Etc. Each of the execution, delivery, and performance by the Parties to this Agreement will not (with due notice or lapse of time or both) violate any provision of law, rule, or regulation, any order of any court or other agency of government, the Certificate of Incorporation or the By-laws, or any provision of any indenture, mortgage, note, deed of trust, agreement, or other instrument to which either of the Parties or any of their respective properties or assets is bound, or conflict with, result in a breach of, or constitute (with due notice or lapse of time or both) a default under any such indenture, mortgage, note, deed of trust, agreement, or other instrument, or result in the creation or imposition of any lien, charge, restriction, claim or encumbrance of any nature whatsoever upon any of the properties or assets of the Parties.

    II.2 Validity. The Agreement has been, or will be as of the Closing Date, duly executed and delivered by each of the Parties and constitutes when executed the legal, valid, and binding obligation of each of the Parties, enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency, moratorium, or other similar laws affecting the enforcement of creditors' rights generally and except as the availability of equitable remedies may be limited by general principles of equity.

    II.3 Litigation; Claims; Investigations. There are no suits, actions, or claims, or any investigations or inquiries by any administrative agency or governmental body, or legal, administrative, or arbitration proceedings pending against the Parties or, to the knowledge of the Parties, pending against the Companies or threatened against the Companies to which either of the Parties or, to the knowledge of the Parties, either of the Companies is a party or, in the case of threatened proceedings, is reasonably likely to become a party. There is no outstanding order, writ, judgment, injunction, or decree of any court, administrative agency, governmental body, or arbitration tribunal against or affecting either of the Parties or, to the knowledge of the Parties, either of the Companies, or any of the properties, rights, assets, or business of any of the Parties or, to the knowledge of the Parties, either of the Companies.

    II.4 Other Agreements. Neither of the Parties is a party to or otherwise bound by any contracts, commitments, obligations, or undertakings, written or oral, express or implied, including without limitation any covenant not to compete, which could have a material adverse effect on either Company or the other Party or would prevent them from fulfilling their respective obligations under this Agreement.

    II.5 Approvals. No disclosure, registration, filing with, consent or approval of, or other action by, any federal, state, or other governmental agency or instrumentality, or by any other third party, is or will be necessary for the valid execution, delivery, and performance of this by the Parties or, to their knowledge, either Company.

    II.6 Disclosure. None of the statements, documents, certificates, or other items prepared or supplied by the Parties with respect to the transactions contemplated hereby contain an untrue statement of a material fact or omit a material fact necessary to make the statements contained therein not misleading.

                                       8
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    II.7 Brokers. None of Parties have had any contract, arrangement, or understanding with any broker, finder, or similar agent with respect to the transactions contemplated by this Agreement.


                                      III.

    III.1 Closing. Subject to the satisfaction or waiver of the terms and conditions set forth herein, the closing of the transfer (the "Closing") shall take place at the offices of NetLive, at 8 p.m. on December 23, 1996 (the "Closing Date"), or at such other place and date as the Parties shall mutually agree.

    III.2 Deliveries at the Closing. At the Closing, Schwartz shall deliver to Rosen $12,538 in the form of a personal check or other suitable form.

(b) At the Closing, Schwartz shall deliver to Rosen the Note marked "Canceled and Forgiven" or such other notation required to effect a cancellation of the Note as is herein described.

(c.)At the Closing, Rosen shall deliver to Schwartz a certificate or certificates representing the NetLive Securities being transferred to Rosen, each in definitive form, and in such number of shares of Common Stock as represents the 90,412 shares of Common Stock being obtained by Schwartz at the Closing.


    III.3 Capital Stock.

(a) As of the date hereof and as of the Closing Date, the authorized capital stock of NetLive shall consist of 19,000,000 shares of Common Stock, of which 2,650,000 shares are issued and outstanding.

(b) As of the date hereof, NetStar has been dissolved under the laws of the State of New Jersey.

                                      IV.

    IV.1 Survival of Agreements. All covenants, agreements, representations, and warranties made herein shall survive the execution and delivery hereof and remain in full force and effect, notwithstanding any investigation made at any time by or on behalf of any party hereto.

    IV.2 Parties in Interest. All representations, covenants, and agreements contained in this Agreement by or on behalf of the Parties hereto shall bind and inure to the benefit of the respective successors and permitted assigns of the Parties hereto, whether so expressed or not. Without limiting the generality of the foregoing, all representations, covenants, and agreements benefiting the Parties shall inure to the benefit of any and all subsequent holders of the NetLive Securities as may be permitted pursuant to law. Except as otherwise expressly provided herein, nothing in this Agreement is intended to confer upon any other person any rights or remedies hereunder.

    IV.3 Notices. All notices, requests, consents, and other communications hereunder shall be in writing and shall be deemed effectively given and received when delivered in person or by

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national overnight courier service or by certified or registered mail, return receipt requested, or by telecopier, addressed as follows:

    if to Rosen, at
                        NetLive Communications, Inc
                        584 Broadway, Suite 806
                        New York, NY 10021

    if to Schwartz, at
                        24 5th Avenue, #504
                        New York, NY  10011

or, in any such case, at such other address or addresses as shall have been furnished in writing by such party to the others.

    IV.4 Governing Law; Consent to Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within the state without regard to principles of conflicts of law. All judicial proceedings brought against either of the Parties arising out of or relating to this Agreement or the Securities shall be brought exclusively in any federal or state court of competent jurisdiction in the State of New York and by execution and delivery of this Agreement, the Parties accept for themselves and in connection with their properties, generally and unconditionally, the exclusive jurisdiction of the aforesaid courts and waive any defense of forum non conveniens and personal jurisdiction.

    IV.5 Entire Agreement. This Agreement, including the Schedules and Exhibits hereto constitutes the sole and entire agreement of the Parties with respect to the subject matter hereof.

    IV.6 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

    IV.7 No Waivers; Amendments. No failure or delay on the part of any Party in exercising any right, power or remedy hereunder shall operate as a waiver thereof except where a specific time period for exercising such power or remedy is prescribed herein. Nor shall a single waiver of a right, power or remedy operate as a waiver to further exercises of that right, power or remedy where such right, power or remedy arises in a subsequent instance. Nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy. The remedies provided for herein are cumulative and are not exclusive of any remedies that may be available to any party at law or in equity or otherwise. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and is signed by both Parties to this Agreement.

    IV.8 Severability. If any provision of this Agreement shall be declared void or unenforceable by a judicial or administrative authority, the validity of any other provision and of the entire Agreement shall not be affected thereby.

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    IV.9 Gender. All pronouns and all variations thereof shall be deemed to refer to the masculine, feminine, or neuter, singular or plural, as the identity of the person or persons, thing or entity may require.

      IV.10 Headings. The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

    IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.



                /s/
    ---------------------------
    Laurence Rosen




                /s/
    ---------------------------
    Andrew Schwartz

                                      11